Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165728

Prospectus Supplement No. 1
(To Prospectus, Dated April 5, 2010)

12,560,561 Shares of Common Stock

This prospectus supplement supplements the Prospectus dated April 5, 2010, relating to the sale, transfer or distribution of up to of 12,560,561 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

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On April 20, 2010, U.S. Geothermal Guatemala S.A. (the "U.S. Geo Guatemala"), a subsidiary of U.S. Geothermal Inc. (the "Company"), entered into a Definitive Authorization Contract for the Utilization of Resources of Public Domain to Install Power Plants (the "Contract") with the Ministry of Energy and Mines in the Republic of Guatemala. The Contract awarded to U.S. Geo Guatemala a geothermal energy rights concession in Guatemala for a term of 30 years from the date of the execution of the Contract (the "Concession") in exchange for a payment of US$600,000. Pursuant to the Contract, U.S. Geo Guatemala must begin construction of a power plant in connection with the Concession within 36 months of the execution of the Contract and must conclude construction and commence commercial operation of a power plant within 60 months of the execution of the Contract.

The Concession area is located 14 miles (22.5 kilometres) southwest of Guatemala City, the capital of the Republic of Guatemala. The Concession contains 24,710 acres (100 square kilometres) (38.6 square miles) of energy rights located in the center of the Agua and Pacaya twin volcano complex. A key asset included in the Concession is the El Ceibillo geothermal project which has nine existing geothermal wells of depths ranging from 560 to 2000 feet (170 to 610 meters) drilled during the 1990s and a significant amount of geophysical and other technical data. Six of the wells have measured reservoir temperatures in the range of 365 to 400°F (185 to 204°C). Fluid sample and rock cutting data from the wells suggest the existence of a deeper, higher-permeability reservoir at this site with temperatures ranging from 410 to 446°F (210 to 230°C). These wells have high conductive thermal gradients that indicate rapidly increasing temperatures with depth. Two wells are currently producing steam for local industrial use.

El Ceibillo is located in an industrial zone with major electrical transmission and distribution lines nearby. U.S. Geo Guatemala has already completed preliminary reservoir, transmission and environmental studies for the project. U.S. Geo Guatemala plans to engage in detailed testing and studies to quantify the electrical generating capacity of the El Ceibillo geothermal resource by deepening a number of the existing wells. U.S. Geo Guatemala is moving toward development of this resource when initial studies are completed. Planning is also underway for exploration and testing of at least four additional prospects containing fumaroles and hot springs that are located within the Concession area.

The Company is investigating the possibility of sourcing financing for the development of the Guatemala Concession through both equity financing and project loans.

The information provided in this disclosure may contain forward-looking statements within the definition of the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding expected reservoir temperatures, depths and thermal gradients associated with areas within the Concession, planned testing, studies and development of the Concession, and potential financing sources for the development of the Concession. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described. Important factors that could cause actual results to differ materially from the Company’s expectations include the uncertainties associated with the geologic characteristics of the geothermal resource, and uncertainty with respect to the availability of funding for testing and development of the geothermal resource. Readers are cautioned to review the risk factors identified by the company in its filings with Canadian and U.S. securities regulators, including the Company’s annual report on Form 10-K for the year ended March 31, 2009. Forward-looking statements are based on management’s expectations, beliefs and opinions on the date the statements are made. The Company assumes no obligation to update forward-looking statements if management’s expectations, beliefs, or opinions, or other factors, should change.

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Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 21, 2010.